

Tony Gale · 3rd

Chief Operating Officer at Swift Rails, Inc.

Austin, Texas Area · 500+ connections · **Contact info**

 **Swift Rails, Inc.**

 **The University of Te**
Dallas - School of...

Experience



Chief Operating Officer

Swift Rails, Inc.

Nov 2019 – Present · 10 mos

I'm working on bringing a new form of transportation to market that tackles traffic congestion, air pollution and climate change with on-demand, autonomous private passenger vehicles powered by renewable energy that travel on ultra-light rails elevated 12' to 15' above the traffic which is 5 X faster and 40 X cheaper than conventional transit.

Travel Sabbatical

Far East, Africa and Europe

Apr 2019 – Jun 2019 · 3 mos



Cubic Corporation

2 yrs 2 mos



Strategic Advisor

Feb 2019 – Mar 2019 · 2 mos

Austin, Texas Area

As Strategic Advisor, I developed and executed a comprehensive plan to successfully transitior finance, business development, engineering, field services and operations to incoming NextBu leadership.

General Manager and Vice President
Feb 2017 – Jan 2019 · 2 yrs
Austin, Texas Area

As General Manager and Vice President, I was the transformational leader for NextBus appointed to pioneer re-platforming and operational transformation of the NextBus Real-Time Passenger Information (RTPI) business to support Cubic's goals. I played a key leadership role in integrating the multimillion-dollar P&L into the main corporation and establishing ...**see mor**



Trapeze Group
3 yrs 6 mos

General Manager and Director
Jan 2015 – Feb 2017 · 2 yrs 2 mos
Austin, Texas Area

I oversaw the school transportation business unit multimillion-dollar P&L. Additionally, I financially restructured an under-performing B2B software and hardware business within one year to achieve an EBITA of 8% and a forecasted continual yearly trend of 20%. I solved business operations performance gaps by balancing revenue and cost while ensurin ...**see mor**

Program Manager and Business Acquisition Integration Manager
Sep 2013 – Jan 2015 · 1 yr 5 mos
Austin, Texas Area

As Program Manager, Business Acquisition Integration and P&L Manager for the Rideshare Business Unit, I led business integration including negotiating contract assignments, pricing, platform coordinating migration and technology transfer and adding value to customer care, which resulted in the acquisition surpassing a 25% internal rate of return (IRR) ahea ...**see mor**



Ecology and Environment, Inc.
14 yrs 8 mos

Program Manager, Large Programs and Rideshare
Jun 2003 – Sep 2013 · 10 yrs 4 mos
Austin, Texas Area

As Program Manager for Large Programs and the Rideshare Business Unit, I spearheaded large multimillion-dollar programs and projects, executed program and project initiatives, and ensured timely execution, scope and cost control of a $22 million project budget commanding up to 80 staff members and subcontractors in support of $109 million international ...**see mor**

Director, Geographic Information Systems
Feb 1999 – Jun 2003 · 4 yrs 5 mos
Austin, Texas Area

As head of the GIS department I managed and doubled the size of the business unit achieving > 200% increase in annual revenue within 2 years.

Education



The University of Texas at Dallas - School of Management
MBA (cum laude), Business Administration specializing in Supply Chain RFID



University of London
MS (summa cum laude), Remote Sensing (Satellite Imaging) specializing in GIS

Imperial and University College Intercollegiate degree



University of Birmingham
BS (high honors), Earth Sciences

Licenses & Certifications



Sailing Yacht Skippering Certification - ASA 104 Bareboat Cruising
American Sailing Association
Issued Mar 2019 · No Expiration Date

See credential

ITIL v3 Foundation
ITIL (now Axelos)
Issued Jan 2010 · No Expiration Date

Supply Chain Management
UTD Center for Intelligent Supply Networks (C4iSN)
Issued May 2005 · No Expiration Date

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Volunteer Experience

President, North Central Texas Chapter
Geospatial Information and Technology Association
Jan 2000 – Dec 2000 · 12 mos
Education

GITA (www.gita.org) is the premier professional association for enriching the broader geospatial community with the mission to educate, connect and advocate



